Exhibit 99.1

Phoenix New Media Announces Results of Annual General Meeting and Special Cash Dividend

BEIJING, China, November 14, 2019 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced the results of its annual general meeting and the declaration of a special cash dividend.

The Company held its 2019 annual general meeting of shareholders (the “AGM”) on November 14, 2019. All of the resolutions proposed at the AGM were duly passed by the shareholders. Among others, the shareholders have passed the resolution approving the election of Ms. Xiaoyan Chi as a director of the Company upon retirement of Ms. Betty Yip Ho as a director at the AGM. The board of directors of the Company would like to thank the shareholders for their ongoing support.

The Company also announced today that its Board of Directors declared a special cash dividend of US$0.1714 per ordinary share, equivalent to US$1.3712 per American depositary share (“ADS”), totaling approximately US$100 million, payable on December 13, 2019 to holders of record of the Company’s ordinary shares at the close of business on November 29, 2019 (the “Record Date”).

JPMorgan Chase Bank, N.A., as depositary of the ADSs (the “Depositary”), is expected to pay a cash distribution of US$1.3512 per ADS to the Company’s ADS holders of record at the close of business on the Record Date after receipt of cash dividends on the Company’s ordinary shares and deduction of its fees and expenses. The Depositary expects to pay the cash distribution to the Company’s ADS holders on December 13, 2019.

In connection with the declaration of special cash dividend, the Board of Directors also approved a special cash compensation to the Company’s option holders in the aggregate amount of approximately US$8.3 million.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “likely to,” “may,” “plan,” “will” or other similar expressions. These forward-looking statements are based largely on current expectations and projections of Phoenix New Media and its management about future events and financial trends that management believes may affect Phoenix New Media’s financial condition, results of operations, business strategy and financial needs. Statements that are not historical facts, including statements about the beliefs and expectations of Phoenix New Media or its management, are forward-looking statements. Phoenix New Media also may make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties and you should not rely upon forward-looking statements as predictions of future events. A number of factors could cause Phoenix New Media’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, including without limitation strategies to grow particular products or services; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenues, including in components of its total revenues, and cost or expense items; the Company’s ability to continue and manage the expansion of its operations; and changes in general economic and business conditions in the People’s Republic of China. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Phoenix New Media does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com